NexCen Brands, Inc.
1330 Ave. of the Americas
34th Floor
New York, NY 10019

June 30, 2008

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	NexCen Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Form 8-K Filed on March 14, 2008
File No. 0-27707

Ladies and Gentlemen:

I am General Counsel for NexCen Brands, Inc., a Delaware corporation (the “Company”). We write to request an additional extension of time to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission set forth in your May 19, 2008 letter regarding the Company’s above-captioned Form 10-K filed on March 21, 2008 and Form 8-K filed on March 14, 2008.

As discussed via telephone with Kari Jin, Staff Accountant, on June 30, 2008, the Company again requests an additional ten (10) business day extension to respond to the Staff’s comments. However, the Company now believes that it is in the position to provide substantive responses to the Staff’s request for further information within the extension period.

Sincerely,

/s/ Sue J. Nam

Sue J. Nam
General Counsel